

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

February 25, 2008

Mr. Richard A. von Gnechten
Chief Financial Officer
Houseraising, Inc.
4801 East Independence Blvd.
Suite 201
Charlotte, NC 28212

     RE: Form 10-KSB for the fiscal year ended December 31, 2006
              Form 10-QSB for the periods ended March 31, 2007, June 30, 2007 and
              September 30, 2007
              File No. 0-50701

Dear Mr. von Gnechten:

     We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

     If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

              Sincerely,

              Rufus Decker
              Accounting Branch Chief